

May 20, 2021

Edwin Negron-Carballo
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway, Suite 208
Boca Raton, Florida 33431

      Re: Celsius Holdings, Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed March 12, 2020
          Form 10-K for the Year Ended December 31, 2020
          Filed March 11, 2021
          File No. 001-34611

Dear Mr. Negron-Carballo:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Manufacturing